Exhibit 23.1

Board of Directors and Shareholders of

Plutus Financial Group Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated June 21, 2024 in Amendment No. 10 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-276791) with respect to the consolidated balance sheets of Plutus Financial Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
January 10, 2025	Certified Public Accountants
PCAOB ID No.1171